Exhibit 99.2
OPERATING RESULTS AND FINANCIAL REVIEW
IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014

OPERATING RESULTS

The following discussion and analysis should be read in conjunction with our interim consolidated financial statements as of and for the six months ended June 30, 2014, appearing elsewhere in this Report on Form 6-K, our audited consolidated financial statements and other financial information for the year ended December 31, 2013 appearing in our Annual Report on Form 20-F for the year ended December 31, 2013 and Item 5—"Operating and Financial Review and Prospects" of that Annual Report, and the audited consolidated financial statements of ClientConnect and its subsidiaries for the year ended December 31, 2013 appearing in our Report on Form 6-K furnished with the Securities and Exchange Commission (the "SEC") on April 18, 2014.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our, or our industry’s, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed, implied or inferred by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "could", "would", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "projects", "potential" or "continue" or the negative of such terms and other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we do not know whether we can achieve positive future results, levels of activity, performance, or goals. Actual events or results may differ materially from our current expectations. All forward-looking statements included in this report are based on information available to us on the date of this report. Except as required by applicable law, we undertake no obligation to update or revise any of the forward-looking statements after the date of this report to conform those statements to reflect the occurrence of unanticipated events, new information or otherwise.

You should read this report and the documents that we reference in this report completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we currently expect.

Factors that could cause actual results to differ from our expectations or projections include certain risks, including but not limited to the risks and uncertainties relating to our business, intellectual property, industry and operations in Israel, as described in our Report on Form 6-K furnished with the SEC on September 23, 2014, as well as those discussed in our other filings with the SEC. Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties, inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements.

Overview

In January 2014, following the acquisition of ClientConnect, we launched our CodeFuel solution. CodeFuel is a leading self-service platform with simple integration and robust, built-in analytics that empower digital businesses to optimize distribution and maximize revenue. With the launch of our CodeFuel solution, we have evolved into a global media and Internet company that powers innovation. We now focus on providing online publishers and app developers advanced technology and a variety of intelligent data-driven solutions to monetize their applications or content and expand their outreach to larger audiences. Consequently, we have refocused our marketing strategy on increasing developer and advertiser awareness of our CodeFuel solution.

Our legacy applications are designed to enhance our users’ online experience in a variety of ways. Our headquarters and research and development facilities are located in Israel, and we have other offices located in the United States.

Recent Acquisitions

On January 2, 2014 we completed the acquisition of Client Connect in an all-stock transaction. The transaction has been accounted for as an acquisition of Perion by ClientConnect in accordance with Accounting Standards Codification Topic 805, “Business Combinations,” using the acquisition method of accounting with ClientConnect as the accounting acquirer. (See further discussion in our Annual Report on Form 20-F for the year ended December 31, 2013.)

On July 15, 2014, we completed the acquisition of all the outstanding shares of Grow Mobile, Inc., a Delaware corporation headquartered in San Francisco ("Grow Mobile"). Grow Mobile provides an innovative platform for mobile advertising that enables developers to buy, track, optimize and scale user acquisition campaigns from a single dashboard.

The initial purchase price was $17 million, of which $8.2 million was in cash (including an adjustment based on the working capital on the closing date) and $7 million was in equity, subject to vesting according to a schedule set forth in the agreement. The total purchase price may reach up to $42 million, through an earn-out component that allows for an additional $25 million in cash and equity to be paid during the 24 months after the closing, contingent upon achieving certain revenue and profit milestones.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in the audited consolidated financial statements of ClientConnect and its subsidiaries for the year ended December 31, 2013 appearing in the Report on Form 6-K of the Company furnished with the SEC on April 18, 2014. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances. The most significant estimates that we make on an ongoing basis relate to valuation of intangible assets. Please refer to the above-mentioned consolidated financial statements for a summary of all significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

See the notes to the interim consolidated financial statements included in this report.

Legal Proceedings

We are subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies” included in note 10 to the interim consolidated financial statements included in this report.

Six Months Ended June 30, 2014 Compared with Six Months Ended June 30, 2013

In accordance with accepted accounting principles, the acquisition of ClientConnect by Perion, which closed on January 2, 2014, is accounted for as a reverse acquisition. Therefore the comparative amounts in the following tables for the six months ended June 30, 2013 represent ClientConnect’s results for such period. As a result, a significant portion of the year-over-year growth described below is attributable to the acquisition of Perion by ClientConnect since Perion's results are not included in the 2013 results discussed below.

Revenues

The following table shows our revenues by category (in thousands of U.S. dollars):

	Six months ended June 30
	2013	2014
Search	$137,263	$189,346
Advertising and Other	23,187	35,012

Total revenues	$160,450	$224,358

Total revenues increased by 40%, from $160.5 million in the first half of 2013 to $224.4 million in the first half of 2014. This increase was a result of increases in each of our revenue streams, as discussed below:

Search revenues. Search revenues increased by 38%, from $137.3 million in the first half of 2013 to $189.3 million in the first half of 2014. This increase was due to an increase in the number of downloads and subsequently the number of users using our search service. This increase was primarily due to the acquisition of Perion’s activity and its search generated revenues, as well as organic growths. In the first half of 2013, Perion’s search revenues were $38.4 million.

Advertising and other revenues. Product and other revenues increased by 51%, from $23.2 million in the first half of 2013 to $35.0 million in the first half of 2014. This increase is attributable to increased distribution of display advertising in conjunction with software of our partners and offering of our homepage, which includes display advertising, and the subsequent acceptance of this offer by our users. In this revenue stream as well, the increase was primarily due to the acquisition of Perion’s activity and its advertising revenues. In the first half of 2013, Perion’s product and other revenues were $13.6 million.

Costs and Expenses

The following table shows our costs and expenses by category (in thousands of U.S. dollars):

	Six Months Ended June 30
	2013	2014

Cost of revenues	$2,954	$12,963
Customer acquisition costs	81,975	115,542
Research and development	10,243	23,959
Selling and marketing	4,948	10,509
General and administrative	6,053	19,955

Total costs and expenses	$106,173	$182,928

Cost of revenues

Cost of revenues in the first half of 2013 was $3.0 million, compared to $13.0 million in the respective period in 2014. The increase is primarily attributable to amortization of intangible assets of $7.6 million due to the acquisition of Perion, as well as the cost of revenues recorded by Perion in its legacy business in the first half of 2014, and not included in the 2013 period. In the first half of 2013, Perion’s cost of revenues were $6.1 million.

Customer Acquisition Costs

Customer acquisition costs (“CAC”) consists of amounts paid to software development and distribution partners primarily based on fixed fee arrangements.  CAC amounted to $82.0 million in the first half of 2013, compared to $115.5 million in the first half of 2014, representing an increase of 41%. The increase reflects primarily the fact that the 2013 period does not include Perion’s activity. In the first half of 2013, Perion’s CAC expenses were $23.9 million.  In addition, as part of our strategy to accelerate growth, we increased customer acquisition costs, both nominally and as a percentage of sales. With this investment, we aim to increase the number of product downloads, users, search queries generated by those downloading our software or that of our partners, and subsequently, revenue from search, premium subscriptions and advertising.

Research and Development Expenses

Research and development ("R&D") expenses, consists primarily of salaries and other personnel-related expenses for employees primarily engaged in research and development activities, allocated facilities costs, subcontractors and consulting fees.  Our R&D expenses increased by 134%, from $10.2 million in the first six months of 2013 to $24.0 million in corresponding period in 2014. The increase reflects primarily the fact that the 2013 period does not include Perion’s activity. In the first half of 2013, Perion’s R&D expenses were $6.3 million. In addition, R&D expenses increased as a result of adding personnel in connection with our continued investment to enrich our product pipeline.

Selling and Marketing Expenses

Selling and marketing (“S&M”) expenses include primarily salaries and other personnel-related expenses for employees primarily engaged in marketing activities, allocated facilities costs, as well as other outsourced marketing activity. S&M expenses increased by 112%, from $5.0 million in the first six months of 2013 to $10.5 million in the first six months of 2014. The increase reflects primarily the fact that the 2013 period does not include Perion’s activity. In the first half of 2013, Perion’s S&M expenses were $5.3 million.

General and Administrative Expenses

General and administrative ("G&A") expenses consist primarily of salaries and other personnel-related expenses for executive and administrative personnel, allocated facilities costs, professional fees and other general corporate expenses. G&A expenses increased by 230%, from $6.1 million in the first six months of 2013 to $20.0 million in the first six months of 2014. The increase reflects primarily the fact that the 2013 period does not include Perion’s activity. In the first half of 2013, Perion’s G&A expenses were $4.3 million. In addition, G&A expenses in the first half of 2014 included $3.4 million in acquisition-related expenses and a $3.5 million increase in share-based compensation expenses.

Income Tax Expense

Income tax expenses increased by 4%, from $8.8 million in the first half of 2013 to $9.1 million in the first half of 2014. The effective income tax rate increased from 15.7% to 22.3%, primarily due to an increase of tax rates under the Israeli Law for Encouragement of Capital Investments, 1959, from 12.5% in 2013 to 16% in 2014 and onward, and as a result of significant increase in expenses that are not deductible for tax purposes in the first half of 2014, particularly $3.4 million of acquisition-related costs and $3.5 million in share-based compensation.

LIQUIDITY AND CAPITAL RESOURCES

We finance our operations primarily from our cash and cash equivalents and cash from operations.

As of June 30, 2014, we had $35.6 million in cash and cash equivalents, compared to $0.9 million at December 31, 2013. This increase was mainly the result of the cash and cash equivalents acquired through the acquisition of Perion. Under the terms of the ClientConnect split from Conduit, most of the cash balances as of December 31, 2013 remained with Conduit.

Cash Flows from Operating Activities

Our operating activities provided cash in the amount of $21.9 million in the six months ended June 30, 2014, primarily due to net profit of $31.5 million, increased by non-cash depreciation and amortization in the amount $10.2 million, non-cash stock-based compensation expenses of $8.3 million, offset by an increase in accounts receivables in the amount of $36.3 million, increase in other receivables in the amount of $4.2 million and increase in accounts payable in the amount of $10.2 million. Under the terms of the ClientConnect split from Conduit,, ClientConnect had no working capital upon the consummation of the split on December 31, 2013.

Cash Flows from Investing Activities

In the six months ended June 30, 2014, our investing activities provided cash in the amount of $14.7 million, primarily due to the cash acquired through the acquisition of Perion in the amount of $23.4 million, partially offset primarily by purchase of equipment in the amount of $7.6 million in connection with our move to new headquarters and an increase in restricted cash of $1.1 million.

Cash Flows from Financing Activities

In the six months ended June 30, 2014, our financing activities used cash in the amount of $2.0 million, primarily due to the $2.5 million of payment made in connection of a prior acquisition and repayment of loan in the amount of $1.1 million, partially offset primarily by proceeds from the issuance of shares upon exercise of stock options in the amount of $1.1 million.

Recent Bond Financing

On September 23, 2014, we concluded a public offering in Israel of our Series L Convertible Bonds (the "Bonds").  We issued Bonds with an aggregate par value of approximately 143.5 million Israeli Shekels (“ILS”) (approximately $39.2 million). The Bonds were issued at a purchase price equal to 96.5% of their par value.  The Bonds bear interest at the rate of 5% per year, payable semi-annually. The principal of the Bonds will be repayable in five equal annual installments commencing on March 31, 2016, with a final maturity date of March 31, 2020.  The Bonds are convertible, at the election of each holder, into our ordinary shares at a conversion price of ILS 33.605 per share (equal to approximately $9.19 on September 23, 2014). The net proceeds of the offering amounted to approximately ILS 136.5 million (approximately $37.3 million). For a summary of the terms of the Bonds, please read our Report on Form 6-K furnished with the SEC on September 23, 2014.

 Financing Needs

We believe that our current working capital and cash flow from operations are sufficient to meet our operating cash requirements for at least the next twelve months, including payments required under our existing bank loans.  An important part of our growth and diversification strategy is to pursue acquisition opportunities. If we do not have available sufficient cash to finance additional acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.